Quila Marias Tequila Ria LLC

Financial Statements

December 31, 2016

CONNETT & ANAGNOST

CERTIFIED PUBLIC ACCOUNTANTS

Stephen G. Connett, CPA
sconnett@cacpapa.com

Constance A. Anagnost, CPA
canagnost@cacpapa.com

Independent Accountants' Review Report

To Management
Tequila Marias Tequila Ria LLC
Seffner, Florida

I have reviewed the accompanying balance sheet of Tequila Marias Tequila Ria LLC as of December 31, 2016 and the related statements of income and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whhhether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Stephen G. Connett CPA
Connett & Anagnost CPA's PA
May 16, 2017

604 East Morgan Street • Brandon, Florida 33510
Office (813) 651-0406 • Fax (813) 654-9491
www.cacpapa.com

Members of
CPA

FICPA
Florida Institute of Certified Public Accountants


Quila Marias Tequila Ria LLC
Balance Sheet
December 31, 2016

Assets


Current Assets

Cash and Cash Equivalents	$3,775
Total Current Assets	3,775

Other Assets

Contract Bottling Deposit	2,500
Total Other Assets	$2,500
Total Assets	$6,275


Liabilities and Member Equity


Current Liabilities

Due to Related Entity	$14,321
Total Current Liabilities	14,321

Long Term Liabilities

Convertible Debenture	30,000
Total Long Term Liabilities	30,000
Total Liabilities	44,321

Member Equity

Member Equity	66,300
Accumulated Deficit	(104,346)
Total Member Equity	(38,046)
Total Liabilities and Member Equity	$6,275


Unaudited - See accompanying notes


Tequila Marias Tequila Ria LLC
Income Statement
For the year ended December 31, 2016

Operating Expense	
Management Fees	$50,479
Marketing	7,842
Travel	4,903
Research and Development	1,877
Professional Fees	1,500
Outside Services	3,700
Auto	6,170
Office Supplies	880
Meals and Entertainment	823
Bank Charges	431
Telephone	193
Postage and Shipping	178
Taxes - Other	<u>170</u>
Net Loss from Operations	<u>79,146</u>
Net Loss	79,146

Quila Marias Tequila Ria LLC
Statement of Cash Flows
For the year ended December 31, 2016

Cash Flows from Operating Activites

Net (Loss) for the Period	($79,146)
Net Cash Flows from Operating Activites	(79,146)

Cash Flows from Financing Activities

Member Equity Issued	55,000
Repay Loans to Related Entity	(1,274)
Loan From Related Entity	50
Net Cash Flows from Financing Activities	53,776

Cash flows from Investing Activities

Contract Bottling Deposit	(2,500)
Convertible Debenture	30,000
Net Cash Flows from Investing Activities	27,500

Cash at Beginning of Period	1,645
Net Increase in Cash	2,130
Cash at End of Period	$3,775

Unaudited - See accompanying notes

Quila Marias Tequila Ria LLC
Notes to the Financial Statements (Unaudited)
December 31, 2016

Note 1 – Organization and Nature of Activities

Quila Marias Tequila Ria LLC was formed as a limited liability company under the laws of the State of Florida on August 1, 2015. The company will produce tequila and margaritas for sales at wholesale.

The company is conducting an equity offering that will raise capital and other forms of investment equity to be used to construct the Tequila Ria production facility and to fund operations until such time that the Tequila Ria becomes self supporting.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Note 3 – Cash and Cash Equivalents

Cash and cash equivalents include all cash balances. The total, as indicated in the financial statements is $3,775.

Note 4 – Deposits

The company entered into an agreement with Citrus Distillers for the rights to do all the bottling. As a result the company paid $2,500 as a deposit to future costs. Once production begins there will be another deposit made.

Note 5 – Convertible Debenture

The company on October 26, 2016 issued a debenture to one of the existing unit holders of record. It bears interest of 7% annually. The equity member has until October 26, 2017 to convert the debenture into additional membership equity units. They will be entitled to have 7% of the issued and outstanding units issued back to them as consideration for allowing the company to retain the funds.

Note 6 – Membership Equity

The company has 50,000,000 units authorized with 2,600,000 units issued and outstanding.

Note 7 – Subsequent Events

Management has considered all events subsequent to the end of the period but before May 16, 2017, the date that the financial statements were available to be issued.